SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

BIRNER DENTAL MANAGEMENT SERVICES, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

091283200

(CUSIP Number)

Bradley C. Palmer

Palm Management (US) LLC

19 West Elm Street

Greenwich, CT 06830

(203) 302-7000

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091283200	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Palm Management (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 091283200	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Palm Global Small Cap Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 091283200	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Palm Active Dental, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 091283200	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Palm Active Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 091283200	13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Palm Active Dental II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 091283200	13D	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Bradley C. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 091283200	13D	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON Bradley M. Tirpak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 091283200	13D	Page 9 of 12 Pages

1	NAME OF REPORTING PERSON Joshua S. Horowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 091283200	13D	Page 10 of 12 Pages

This Amendment No. 5 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 5”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on January 3, 2018 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, no par value per share (the “Common Stock”), of Birner Dental Management Services, Inc., a Colorado corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 5, the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

As previously disclosed by the Company, on October 3, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Mid-Atlantic Dental Services Holdings, LLC, a Delaware limited liability company (“Parent”), and Bronco Acquisition, Inc., a Delaware corporation (“Merger Sub”).

On January 14, 2019, the transactions contemplated by the Merger Agreement were consummated, including the merger of Merger Sub with and into the Company (the “Merger”), with the Company as the surviving corporation and a wholly-owned subsidiary of Parent.

Pursuant to a Notice of Conversion, dated December 14, 2018, delivered by Palm Global Small Cap Master Fund, L.P. (“Palm Global”), Palm Active Dental, LLC (“PAD”) and Palm Active Dental II, LP (“PAD II”) to the Company, immediately prior to the effective time of the Merger, Palm Global, PAD and PAD II (collectively, the “Palm Investors”) each converted (i) (1) the entire principal amount of the Convertible Senior Subordinated Loan Notes of the Company (the “Notes”) held by them, including without limitation any interest required to be added to the principal amount of the Notes held by them, plus any and all accrued but unpaid interest, and (2) all shares of Series A Convertible Preferred Stock of the Company (“Series A Preferred Stock”) held by them, including without limitation all dividends required to be paid in kind as additional shares, plus any and all accrued but unpaid dividends, into shares of Series B Convertible Preferred Stock of the Company (“Series B Preferred Stock”), and immediately thereafter, (ii) all such shares of Series B Preferred Stock into shares of the Company’s Common Stock.

As previously described in the Schedule 13D filed by the Reporting Persons on January 3, 2018, the Notes and shares of Series A Preferred Stock were both convertible into shares of Series B Preferred Stock at any time at the option of the holder, which Series B Preferred Stock was then convertible into shares of Common Stock at any time at the option of the holder. Each share of Series A Preferred Stock was convertible into such number of shares of Series B Preferred Stock as was determined by dividing the Series A Preference Price ($1,000 per share of Series A Preferred Stock), plus any and all accrued and unpaid dividends, by $5.00. Each share of Series B Preferred Stock was convertible into such number of shares of Common Stock as was determined by dividing the Series B Preference Price ($5.00 per share of Series B Preferred Stock), plus any and all accrued and unpaid dividends, by the conversion price ($5.00) then in effect.

The aggregate amount of Notes (including interest) converted into Series B Preferred Stock by the Palm Investors totaled approximately $5,732,592, consisting of $3,153,524 of Notes converted by Palm Global, $2,102,350 of Notes converted by PAD and $476,718 of Notes converted by PAD II. Upon conversion of the Series B Preferred Stock into Common Stock, the Palm Investors received an aggregate of 1,146,518 shares of Common Stock, consisting of 630,705 shares of Common Stock issued to Palm Global, 420,470 shares of Common Stock issued to PAD and 95,344 shares of Common Stock issued to PAD II.

The aggregate amount of Series A Preferred Stock (including dividends) converted into Series B Preferred Stock by the Palm Investors totaled 11 shares of Series A Preferred Stock, consisting of 6 shares converted by Palm Global, 4 shares converted by PAD and 1 share converted by PAD II. Upon conversion of the Series B Preferred Stock into Common Stock, the Palm Investors received an aggregate of 2,311 shares of Common Stock, consisting of 1,264 shares of Common Stock issued to Palm Global, 843 shares of Common Stock issued to PAD and 204 shares issued to PAD II.

As a result of the Merger, each issued and outstanding share of Common Stock held by the Reporting Persons, including the shares of Common Stock received by the Palm Investors in connection with the conversion of the Notes and Series A Preferred Stock, was cancelled and converted into the right to receive $10.62 in cash and a contingent value right that entitles the holder thereof to receive up to $0.13 per share that may become payable after 18 months, in each case, without interest and less any applicable withholding taxes (the “Merger Consideration”). In addition, the 2,000 restricted shares of Common Stock held by each of Bradley M. Tirpak and Joshua Horowitz, who served as directors of the Company, were cancelled in the Merger in exchange for the Merger Consideration. As a result of the foregoing and as of the effective time of the Merger, the Reporting Persons no longer beneficially own any shares of Common Stock of the Company.

CUSIP No. 091283200	13D	Page 11 of 12 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) As of the date hereof and as a result of the Merger, the Reporting Persons do not beneficially own any shares of Common Stock.

(b) As of the date hereof and as a result of the Merger, the Reporting Persons do not beneficially own any shares of Common Stock.

(c) Except as described in Item 4 above, the Reporting Persons have not effected any transactions with respect to the shares of Common Stock within the past 60 days.

(d) Not applicable.

(e) As of the date hereof and as a result of the Merger, the Reporting Persons do not beneficially own any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 5, which agreement is set forth on the signature page to this Statement.

CUSIP No. 091283200	13D	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: January 14, 2019

PALM GLOBAL SMALL CAP MASTER FUND LP

By Palm Global Small Cap Fund GP Ltd.,
its general partner

/s/ Joshua S. Horowitz
Joshua S. Horowitz
Director

PALM ACTIVE DENTAL, LLC,

/s/ Jason Woody
Jason Woody
Secretary

PALM ACTIVE DENTAL II, LP

By Palm Active Partners, LLC,
its general partner

/s/ Joshua S. Horowitz
Joshua S. Horowitz
Director

PALM MANAGEMENT (US) LLC

/s/ Joshua S. Horowitz
Joshua S. Horowitz
Managing Director

PALM ACTIVE PARTNERS MANAGEMENT, LLC

/s/ Joshua S. Horowitz
Joshua S. Horowitz Director

/s/ Bradley C. Palmer
BRADLEY C. PALMER
/s/ Joshua S. Horowitz
JOSHUA S. HOROWITZ

/s/ Bradley M. Tirpak
BRADLEY M. TIRPAK